Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT ON THE PROGRESS OF

CONNECTED TRANSACTION IN RELATION TO A PARTNERSHIP

Reference is made to the Original Announcement of the Company dated 27 October 2016 in relation to the connected transaction regarding the formation of the Partnership by the Company, CLIC and CLP&C, each as a Limited Partner, with CLCD, as the General Partner under the Partnership Agreement entered into between them.

For the purpose of optimizing the profit distribution mechanism of the Partnership, the Company, CLIC and CLP&C entered into the Supplemental Agreement to the Partnership Agreement with CLCD on 19 November 2021, pursuant to which the profit distribution mechanism adopted by the Partnership will be adjusted from the original arrangement of making distribution on the basis of the performance of individual investment projects to the new arrangement of making distribution on the basis of the performance of the Partnership as a whole. Under the new profit distribution mechanism, the performance-based bonus will be distributed to the General Partner after the assessment of the overall performance of the Partnership, which is more in line with the market practices and more favorable to the Limited Partners in the aspects of fund security and investment income recognition. Details of the new profit distribution mechanism are as follows:

The funds available for distribution by the Partnership shall be distributed among all partners in the following order:

(a)

the funds shall be distributed to all the Limited Partners in proportion to their respective paid-in capital contributions, until all the Limited Partners have recovered their respective paid-in capital contributions to the Partnership;

(b)	the balance (if any) shall be distributed to the General Partner, until the General Partner has recovered its paid-in capital contribution to the Partnership;

(c)

the balance (if any) shall be distributed to all the Limited Partners, until all the Limited Partners have received the profits calculated at an annualized compound rate of return of 8% in respect of their respective paid-in capital contributions;

(d)

the balance (if any) shall be distributed to the General Partner, until the amount received by the General Partner accounts for 20% of the aggregate distribution amount under item (c) above and this item (d);

(e)

any balance after the above distributions shall be distributed between all the Limited Partners and the General Partner at the ratio of 80:20 (the distributions received by the General Partner under item (d) above and this item (e) are collectively referred to as the “performance-based bonus”).

Save as disclosed above, other terms of the Partnership Agreement remain unchanged.

The Company is of the view that the adjustment to the profit distribution mechanism of the Partnership under the Supplemental Agreement is on normal commercial terms, fair and reasonable, and in the interests of the Company and its shareholders as a whole.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“CLCD”	國壽成達（上 海 ）健康醫療股權投資管理有限公司 (China Life Chengda (Shanghai) Healthcare Equity Investment Management Company Limited), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“CLIC”	中國人壽保 險（集 團）公 司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“CLP&C”	中國人壽財產保險股份有限公司 (China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated under the laws of the PRC

“Original Announcement”	the announcement of the Company dated 27 October 2016 in relation to the connected transaction regarding the formation of the Partnership

“Partnership”	國壽成達（ 上 海）健康產業股權投資中 心（ 有限合 夥）(China Life Chengda (Shanghai) Healthcare Equity Investment Center (Limited Partnership)), a limited partnership established under the laws of the PRC

“Partnership Agreement”	the partnership agreement entered into by the Company, CLIC and CLP&C, each as a Limited Partner, with CLCD, as the General Partner, on 23 November 2016

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan Region

“Supplemental Agreement”	the supplemental agreement to the Partnership Agreement entered into by the Company, CLIC and CLP&C with CLCD on 19 November 2021

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 19 November 2021

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei

Non-executive Directors:	Yuan Changqing, Wang Junhui

Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao

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